

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 14, 2018

Via E-mail
Calvin Chin
Chief Executive Officer
GMCI Corp.
Level 1 Tower 1 Avenue 3
The Horizon
Bangsar South City, Kuala Lumpur
Malaysia

      Re: **GMCI Corp.**
             Form 10-12G
             Filed September 6, 2017
             File No. 000-54629

Dear Mr. Chin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: J.T. Gaskill, Esq.
    Ortoli Rosenstadt LLP